April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Olema Pharmaceuticals, Inc.

Registration Statement on Form S-3
File No. 333-263117

Acceleration Request

Requested Date:May 2, 2022

Requested Time:4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-263117) to become effective on Monday, May 2, 2022 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact Jodie Bourdet of Cooley LLP at (415) 693-2054 Julia Boesch of Cooley LLP at (415) 693-2326.

Very truly yours,

Olema Pharmaceuticals, Inc.

By:	/s/ Shane Kovacs
Shane Kovacs
Chief Financial Officer

cc:	Jodie Bourdet, Cooley LLP
Julia Boesch, Cooley LLP